CORRESP

March 18, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Aspen Technology, Inc.
Form 10-K for Fiscal Year Ended June 30, 2021
Filed August 18, 2021
File No. 001-34630

Ladies and Gentlemen:

We are submitting this letter on behalf of Aspen Technology, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated March 8, 2022 relating to the Company’s Annual Report on Form 10-K for the year ended June 30, 2021, as submitted via EDGAR on August 18, 2021.

For convenience, we have set forth below, in italicized, bold type, the written comment provided in the Staff’s letter to the Company dated March 8, 2022. The response of the Company to the comment is set forth immediately following the comment.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 15

1. We note that the forum selection provision in Section 9 of your amended and restated bylaws identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “internal corporate claims” and that the federal district courts of the United States will be the exclusive forum for Securities Act claims. In future filings, please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and advises the Staff that the provision does not apply to actions where such choice of forum may be limited by applicable law, including by the Securities Act or the Exchange Act. The Company confirms that it will include, in all future filings by the Company that call for disclosure under Item 202 of Regulation S-K, a new risk factor in substantially the form set forth below:
K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

“Our bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

“Our bylaws contain provisions requiring that, unless we consent in writing to the selection of an alternative forum:
•the Court of Chancery of the State of Delaware is the sole and exclusive forum for claims, including claims in the right of our company, (a) that are alleged to be a violation of a duty by a current or former director or officer or stockholder in such capacity or (b) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery; and
•the federal district courts of the United States of America are the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, which requirement we refer to as the Federal Forum Provision.
We refer to the provisions of the bylaws described above, including the Federal Forum Provision, as the Forum Selection Provisions. The Forum Selection Provisions do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934. Under the terms of the Forum Selection Provisions, any person or entity purchasing or otherwise acquiring any interest in any of our securities is deemed to have notice of, and to have consented to, the Forum Selection Provisions.

“The Forum Selection Provisions may impose additional litigation costs on stockholders in pursuing the claims described above. Additionally, the Forum Selection Provisions may limit stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with our company or our directors, officers or employees, which may discourage the filing of such lawsuits against our company and our directors, officers or employees even though an action, if successful, might benefit stockholders. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to our company than our stockholders.

“Section 22 of the Securities Act of 1933 creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act of 1933 be brought in federal court are ‘facially valid’ under Delaware law, there is uncertainty as to whether other courts will enforce the Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving claims under the Securities Act of 1933. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid.”

We hope the foregoing addresses the Staff’s comment. Please do not hesitate to contact me at (617) 261‑3260 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Mark L. Johnson

cc: Antonio Pietri
Frederic G. Hammond